

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 30, 2007

Mr. David H. Keyte
Executive Vice President and Chief Financial Officer
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

> **Re:** **Forest Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **Filed November 8, 2007**
> **File No. 1-13515**

Dear Mr. Keyte:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

General and Administrative Expense, page 35

1.   Within the table summarizing the components of general and administrative
        expenses, you present a measure of general and administrative expense before
        stock-based compensation in total, and on a per Mcfe basis. Please tell us why
        you believe the presentation of these measures is not a non-GAAP measure
        pursuant to the provisions of Item 10(e) of Regulation S-K. This comment is also
        applicable to your Form 10-Q for the quarterly period ended September 30, 2007.

Item 7.A. Quantitative and Qualitative Disclosures About Market Risk, page 48

Long-Term Sales Contracts, page 50

2.   We note the terms of Canadian Forest's participation in the Canadian Netback
        Pool. You disclose that in the event the supply provided by the Canadian
        Netback Pool is insufficient to meet the delivery obligations under the resale
        contracts, the Canadian Netback Pool, inclusive of Canadian Forest, would be
        obligated to purchase the shortfall of gas at spot market prices that currently
        exceed the prices Canadian Forest receives under the resale contracts. Please
        advise us supplementally of the other material terms of the Canadian Netback
        Pool contractual arrangement. For example, explain how the pricing terms were
        determined and whether such terms were negotiated between unaffiliated third
        parties. In this regard, we note your disclosure that in 2006, Canadian Forest
        received 55% of the market value for gas based on average closing prices. Your
        response should address whether amendments to the original pricing terms are
        permitted under the resale contracts. Additionally, please clarify whether
        Canadian Forest is obligated to purchase at spot prices, only its pro rata share of
        shortfall gas when the Canadian Netback Pool's supply is insufficient to meet the
        delivery obligations. Advise us of the consideration you have given, if any, to
        whether there is a material risk of default by other producers in the pool and the
        impact this could have on the consolidated company. In this regard, please note
        our subsequent comment 4. We may have further comment.

Notes to Consolidated Financial Statements, page 59

Note 9 Derivative Instruments, page 91

3.   We note your disclosure that "When the criteria for cash flow hedge accounting
        are not met or when cash flow hedging is not elected, realized gains and losses
        (i.e., cash settlements) are recorded in other income and expense in the
        Consolidated Statements of Operations", and that "… cash settlements for
        derivative instruments that qualify for hedge accounting are recorded as additions
        to or reductions of oil and gas revenues…" Please tell us the underlying
        fundamental difference between derivative instruments accounted for as cash flow
        hedges and those that are not, and why you believe it is appropriate to record the
        gains and losses resulting from each in different locations within your statement
        of operations.

Note 11 Commitments and Contingencies, page 93

Long-Term Sales Contracts, page 94

4.   We note your disclosure regarding your Canadian Netback Pool, and that for 2006
        the weighted average price paid under the resale contracts was approximately
        55% of market value based on the average closing AECO prices during 2006.
        Please tell us whether you consider the effects of such contract in completing
        your full cost ceiling test for your Canadian full cost pool, and in your SFAS 69
        disclosures.

5.   To the extent you expect to meet future delivery obligations under the Canadian
        Netback Pool by purchasing spot market gas at prices that exceed the prices paid
        under the contract, please tell us what consideration you have given to recording a
        loss contingency related to such purchases. Refer to SFAS 5 and 47.

Note 14 Geographical Segments, page 95

6.   Please revise to provide the amount of total assets by segment, or tell us why you
        believe such disclosure is not required. Refer to paragraph 27 of SFAS 131.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or in his absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director